Gartner Predicts 69% of Routine Work Currently Done by Managers will Be Fully Automated by 2024

Analysts to explore AI and Automation Strategies at Gartner Application Architecture, Development & Integration Summit, March 2-3, 2020 in Mumbai, India

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MUMBAI, India – WEBWIRE – Thursday, January 23, 2020

Artificial intelligence (AI) and emerging technologies such as virtual personal assistants and chatbots are rapidly making headway into the workplace. By 2024, Gartner, Inc. predicts that these technologies will replace almost 69% of the manager's workload.

"The role of manager will see a complete overhaul in the next four years," said Helen Poitevin, research vice-president at Gartner. "Currently, managers often need to spend time filling in forms, updating information and approving workflows. By using AI to automate these tasks, they can spend less time managing transactions and can invest more time on learning, performance management and goal setting."

AI and emerging technologies will undeniably change the role of the manager and will allow employees to extend their degree of responsibility and influence, without taking on management tasks. Application leaders focused on innovation and AI are now accountable for improving worker experience, developing worker skills and building organizational competency in responsible use of AI.

"Application leaders will need to support a gradual transition to increased automation of management tasks as this functionality becomes increasingly available across more enterprise applications," said Ms. Poitevin.

AI to Foster Workplace Diversity

Nearly 75% of heads of recruiting reported that talent shortages will have a major effect on their organizations. Enterprises have been experiencing critical talent shortage for several years. Organizations need to consider people with disabilities, an untapped pool of critically skilled talent. Today, AI and other emerging technologies are making work more accessible for employees with disabilities.

Gartner estimates that organizations actively employing people with disabilities have 89% higher retention rates, a 72% increase in employee productivity and a 29% increase in profitability.

In addition, Gartner said that by 2023, the number of people with disabilities employed will triple, due to AI and emerging technologies reducing barriers to access.

"Some organizations are successfully using AI to make work accessible for those with special needs," said Ms. Poitevin. "Restaurants are piloting AI robotics technology that enables paralyzed employees to control robotic waiters remotely. With technologies like braille-readers and virtual reality, organizations are more open to opportunities to employ a diverse workforce."

By 2022, organizations that do not employ people with disabilities will fall behind their competitors.

Gartner clients can read more in the report "Predicts 2020: AI and the Future of Work. More predictions on all aspects of the IT industry can be found in the Gartner Special Report “Predicts 2020: Barriers Fall as Technology Adoption Grows,” a collection of research aimed at helping CIOs and IT leaders understand how emerging technologies are moving past barriers to widespread adoption at scale.

Gartner Application Architecture, Development & Integration Summit

Application architecture, development and integration strategies will be further discussed at the Gartner Application Architecture, Development & Integration Summits, which will take place on March 2-3 in Mumbai, India, June 8-9 in London, U.K., and August 24-25 in Sydney, Australia. They will also be discussed at the Gartner Application Strategies & Solutions Summit, which will take place on February 27-28 in Tokyo, Japan and December 1-3 in Las Vegas, Nevada, U.S. Follow news and updates from the conferences on Twitter using #GartnerAADI

About Gartner

Gartner, Inc. (NYSE: IT), is the world’s leading research and advisory company and a member of the S&P 500. We equip business leaders with indispensable insights, advice and tools to achieve their mission-critical priorities today and build the successful organizations of tomorrow.

Our unmatched combination of expert-led, practitioner-sourced and data-driven research steers clients toward the right decisions on the issues that matter most. We are a trusted advisor and objective resource for more than 15,000 organizations in more than 100 countries — across all major functions, in every industry and enterprise size.

To learn more about how we help decision makers fuel the future of business, visit gartner.com.

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